Filed by VivoPower International PLC

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: VivoPower International PLC

Commission File No. 001-37974

Date: July 2, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 2, 2024

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

CONTENTS

On July 2, 2024, VivoPower International PLC (the “Company”) issued a press release announcing VIVOPOWER’S TEMBO CONFIRMS HEADS OF AGREEMENT EXCLUSIVITY EXTENSION FOR US$838M MERGER WITH CCTS. The related press release is attached hereto as Exhibit 99.1.

This Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520), Form F-3 (File No. 333-276509) and Form F-1 (File No. 333-267481).

EXHIBIT INDEX

Exhibit 99.1 — Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 2, 2024	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman